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                                                                      EXHIBIT 20

                  [LETTERHEAD OF Fortune Brands APPEARS HERE]

Contact:
Media Relations:    Investor Relations:
Clarkson Hine       Anthony J. Diaz
(847) 484-4415      (847) 484-4410


                FORTUNE BRANDS EXPLORING STRATEGIC OPTIONS FOR
                         ITS OFFICE PRODUCTS BUSINESS

     Plan to Narrow Business Focus is Part of Ongoing Portfolio Analysis;
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              Goals Include Sharp Increase in Shareholder Returns
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Lincolnshire, IL, October 9, 2000 - Fortune Brands, Inc. (NYSE: FO,
www.fortunebrands.com), a leading consumer brands company, today announced that it is exploring strategic options for its ACCO World Corporation office products unit.

The evaluation, which includes the possible sale of the office products business, is a result of the company's ongoing strategic review of its portfolio of brands and businesses initiated earlier this year.

"This plan to narrow the focus of our consumer products portfolio is a bold step in the evolution of Fortune Brands and reflects our unrelenting commitment to sharply increasing returns and enhancing shareholder value," said Chairman & Chief Executive Officer Norm Wesley. "In 1999, we delivered on that commitment with a series of aggressive actions to reduce our cost structure and optimize operating efficiencies. Earlier this year, we began an intensive strategic review of our portfolio to ensure that Fortune Brands delivers even stronger results for our shareholders in the years ahead.

"Our aim in pursuing strategic options for our office products unit is to promote two key long-term objectives: generating a significant leap in our returns and strengthening our growth profile by focusing on our most attractive markets. And in the event of an office products divestiture, we expect that our near-term priority for the proceeds would be to immediately enhance shareholder value with high-return share repurchases and debt repayment, subject to market conditions," Wesley added.

"ACCO is an industry leader that has made many important contributions to Fortune Brands' success over the years. However, ACCO competes in an industry that will likely benefit from consolidation and we don't see ourselves making that kind of commitment to office products. With its excellent brands and great people, we're optimistic that in the event of a divestiture, ACCO will be a valuable building block for success in that environment."

                                    (more)
                             www.fortunebrands.com
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Fortune Brands Exploring Strategic Options for its Office Products Business
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The company further said that it had retained Goldman Sachs to assist in the evaluation of strategic options for ACCO World.

                  Primary Goal: Maximizing Shareholder Value
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"Our primary goal is to maximize shareholder value by accelerating our leadership in growing, high-return consumer categories," Wesley continued. "We see powerful #1 brands like Moen, Jim Beam and Titleist as an excellent foundation on which to build even better performance for our shareholders." Currently, 80% of the company's sales come from brands that are #1 or #2 in their categories and a quarter of sales come from products introduced in the past three years. "We've generated strong momentum by building our great consumer brands, developing innovative new products and aggressively restructuring our supply chain. This strategy has contributed to our lengthening track record of solid double-digit growth in earnings per share and improved returns. We continue to expect solid double-digit EPS growth in the second half and for the full year 2000."

Wesley added that Fortune Brands' strategic portfolio review is ongoing and that, in addition to share repurchases and debt repayment, the company will not rule out other strategic transactions to strengthen its portfolio, including acquisitions and the disposition of low-return assets.

                         About ACCO World Corporation
                         ----------------------------

With 2000 sales expected to exceed $1.4 billion, ACCO World is a global leader in office products with an array of premier brands including Swingline stapling products, Kensington computer accessories, Day-Timer personal organizers and Wilson Jones document management products.

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Fortune Brands, Inc. is a consumer products company with annual sales exceeding
$5.5 billion. Its operating companies have premier brands and leading market positions in home products, office products, golf equipment and spirits and wine. Home brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries, Inc. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

                                    (more)
                             www.fortunebrands.com
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Fortune Brands Exploring Strategic Options for its Office Products Business
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To hear an Internet replay of the company's quarterly earnings conference call presentation, or to receive company news releases by e-mail, please visit www.fortunebrands.com.
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This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the willingness of third parties to pay a price or prices for ACCO acceptable to Fortune Brands, changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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